EXHIBIT A

Transactions in the Shares During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

SHARES

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
12/23/2013	2,000	51.43
12/26/2013	137,359	52.40
12/26/2013	(137,359)	52.38
12/31/2013	20,000	52.98
1/8/2014	(1,500)	51.85
1/14/2014	9,300	52.39
1/15/2014	1,600	52.86
1/16/2014	1,500	52.09
1/22/2014	(1,300)	52.84
1/23/2014	(2,000)	52.01
2/4/2014	(9,200)	48.09
2/6/2014	200,000	47.60
2/7/2014	(27,724)	47.81
2/7/2014	(17,525)	47.90
2/10/2014	(10,911)	47.96
2/11/2014	(43,840)	48.01
2/14/2014	6,900	42.99